Exhibit (e)(14)

PORTIONS OF Innotrac Corporation’s Proxy Statement Related to its 2013
Annual Meeting of Shareholders filed on April 29, 2013

filed Pursuant to the Instruction to Item 1005(d) of Regulation M-A

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by, or paid by the Company during the years ended December 31, 2012 and December 31, 2011 to the Company’s Named Executive Officers.

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	All Other Compensation (4)	Total
Scott D. Dorfman Chairman, President and Chief Executive Officer	2012 2011	$426,950 $426,950	$170,000 —	$ 75,000 $255,000	$17,709 $10,061	$681,963 $692,011
Robert J. Toner Senior Vice President and Chief Operations Officer	2012 2011	$300,000 $300,000	$ 95,000 —	$ 37,500 $ 42,500	$ 2,473 $ 2,521	$434,973 $345,021
Larry C. Hanger Senior Vice President – Client Services	2012 2011	$236,950 $236,950	$ 85,000 —	$ 15,000 $ 42,500	$ 2,473 $ 2,522	$339,423 $281,972

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(1)	Base salary paid to officers in fiscal year indicated.
(2)	Discretionary cash bonus based on performance of Named Executive Officer in 2012 was paid in 2013. No discretionary cash bonus was paid to Named Executive Officers for performance in 2011.
(3)	Consists of restricted stock awards of 50,000 shares to Mr. Dorfman, 25,000 shares to Mr. Toner and 10,000 shares to Mr. Hanger in August 2012, valued at $1.50 per share of restricted stock, the market price of the Company’s stock on the date of grant. Consists of restricted stock awards of 150,000 shares to Mr. Dorfman and 25,000 to Messrs. Toner and Hanger in June 2011, valued at $1.70 per share of restricted stock, the market price of the Company’s stock on the date of grant.
(4)	Amounts include payment by the Company of premiums on life insurance policies, payments of an automobile lease and payments by the Company of long term and short term disability insurance.

Narrative Disclosure to Summary Compensation Table

Overview of Executive Compensation

This narrative addresses the material elements of the Company’s compensation program for Named Executive Officers, including the Company’s compensation objectives and overall philosophy, the compensation process and the administration of the program. It is intended to complement and enhance an understanding of the compensation information presented in the “Summary Compensation Table” and other accompanying tables. In this “Narrative Disclosure to Summary Compensation Table” section, the terms “we,” “our,” “us” and the “Committee” refer to the Compensation Committee of the Company’s Board.

Compensation Objectives and Overall Philosophy

The Company’s executive compensation program is designed to enhance Company profitability, and thus shareholder value, by aligning executive compensation with the Company’s business goals and performance, and by attracting, retaining and rewarding executive officers who contribute to the long-term success of the Company. More specifically, the goals of the executive compensation program include:

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•	offering market competitive total compensation opportunities to attract and retain talented executives;
•	providing strong links between Company performance and total compensation earned – i.e., paying for performance;
•	emphasizing long-term performance of the Company, thus enhancing shareholder value; and
•	promoting and facilitating executive officer stock ownership.

We believe that it is in the best interests of the Company’s shareholders and its Named Executive Officers that the Company’s executive compensation program, and each of its elements, remains simple and straightforward. This approach should reduce the time and cost involved in setting the Company’s executive compensation policies and calculating the payments under such policies, and should enhance the transparency of, and the ability to comprehend, these policies.

Administration

The Compensation Committee has overall responsibility with respect to approving and monitoring the Company’s executive compensation program, and operates under a Charter that was approved by the Company’s Board in 2004. None of the members of the Compensation Committee has been an officer or employee of the Company, and the Board has considered and determined that all of the members are “independent” as defined under applicable Nasdaq rules and otherwise meet the criteria set forth in the Committee’s Charter.

In fulfilling its responsibilities, the Compensation Committee, among other things, considers and approves the compensation level of each of the Named Executive Officers, reviews and considers corporate goals and objectives relevant to the compensation of the Named Executive Officers, evaluates the performance of the Named Executive Officers in light of these goals and objectives, reviews and approves compensation based on these objectives and its evaluations, reviews criteria for making equity grants to the Named Executive Officers and the Company’s other employees, considering the recommendations of senior management, and approves such equity grants.

We regularly review and discuss the compensation of the Named Executive Officers with Scott D. Dorfman, the Company’s Chairman, President and Chief Executive Officer, and consult with Mr. Dorfman in evaluating the performance of the Named Executive Officers. In addition, Mr. Dorfman may make recommendations to us regarding compensation for all of the Named Executive Officers.

As discussed in greater detail below, the levels of each element of compensation for the Named Executive Officers are determined based on several factors, which may include the Company’s performance and relative shareholder return, informal benchmarking against the value of similar compensation to executives at comparable companies, compensation provided in previous years, the terms of each Named Executive Officer’s employment agreement with the Company, if such an agreement has been entered into, and other matters that we deem relevant. In addition, we consider the level of experience and the responsibilities of each Named Executive Officer, his performance as well as the personal contributions he makes to the success of the Company. Qualitative factors such as leadership skills, analytical skills and organizational development have been and will continue to be deemed to be important qualitative factors to take into account in considering elements and levels of compensation. We have not adopted any formal or informal policy for allocating compensation between long-term and short-term, between cash and non-cash or among the different possible forms of non-cash compensation.

The Company’s executive compensation program consists of two primary elements, base salary and annual discretionary performance bonuses. In 2012, performance bonuses took the form of cash awards and restricted stock and in 2011 performance bonuses took the form of restricted stock. In addition to these primary elements, the Company has provided, and will continue to provide, its Named Executive Officers with certain benefits, such as healthcare plans, that are available to all employees.

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Elements of Compensation

Base Salary. On an annual basis we determine the base salary for each of the Named Executive Officers. The base salary for a Named Executive Officer is established based on, among other things, his experience and the scope of his responsibilities, his performance and the performance of the Company and our informal benchmarking against the value of similar salaries paid to executives at comparable companies. The minimum levels of some of these base salaries are mandated by employment agreements with the Named Executive Officers (which are described in more detail below under the heading “Employment Agreements with Named Executive Officers”). We believe that base salaries are an important part of the Company’s executive compensation program because they provide the Named Executive Officers with a steady income stream that is not contingent upon the Company’s overall performance.

Mr. Dorfman has an employment agreement with the Company which renews for an additional 12 month term each December 31st providing certain conditions are met and provides for a minimum annual base salary of $425,000. Messrs. Toner and Hanger have employment agreements with the Company with an expiration date of December 31, 2015. Under these agreements, the minimum base salary is set at an amount not materially different than their respective 2012 salaries disclosed in the “Summary Compensation Table.”

Annual Discretionary Bonuses. We utilize annual discretionary bonuses, in the form of cash and equity awards, to reward the Named Executive Officers for their performance and the performance of the Company during the prior year. We have not adopted any formal or informal performance objectives for the calculation or payment of these discretionary bonuses. Instead, in determining an annual discretionary bonus, we consider, among other things, the Company’s performance during the prior year, relative shareholder value, discretionary bonuses awarded in previous years, the performance of the Named Executive Officer and his personal contributions to the success of the Company.

Annual discretionary cash bonuses, as opposed to equity-based awards, are designed to more immediately reward the Named Executive Officers for their performance. The immediacy of these bonuses provides a significant incentive to the Named Executive Officers to raise their level of performance, and thus the Company’s overall level of performance. Thus, we believe that discretionary cash bonuses can be an important motivating factor for the Named Executive Officers.

We approved the payment of cash bonuses to Messrs. Dorfman, Toner and Hanger in 2013 based on their level of performance in 2012 in the amounts set forth in the “Summary Compensation Table.” There were no discretionary cash bonuses paid in 2012 for 2011 performance.

Restricted stock and other equity-based awards provide the Named Executive Officers with a strong link to the Company’s long-term performance, promote an ownership culture, and more closely align the interests of the Named Executive Officers and the Company’s shareholders. In March 2013, we approved and issued equity-based awards in the amounts of 100,000 shares to Mr. Dorfman, 25,000 shares to Mr. Toner and 10,000 shares to Mr. Hanger for the year 2012. In March 2012, we approved and in August 2012 we issued equity-based awards in the form of restricted stock in the amounts of 50,000 shares to Mr. Dorfman, 25,000 shares to Mr. Toner and 10,000 shares to Mr. Hanger for the year 2011. In June 2011, we approved equity-based awards in the form of restricted common stock in the amounts of 150,000 shares to Mr. Dorfman and 25,000 for Messrs. Toner and Hanger for the year 2010. Under the terms of the awards, the restricted shares are held by the company until they vest at a rate of twenty-five percent (25%) on each of the 7th, 8th, 9th and 10th anniversary of June 10, 2011. If a Named Executive Officer’s employment with the Company discontinues for any reason before some restricted shares are vested, the unvested restricted shares are forfeited.

In the future, equity incentive awards can be granted under the Company’s 2010 Innotrac Stock Award Plan (the “2010 Plan”) which was approved at the June 2, 2010 annual shareholder meeting. The 2010 plan, as did the Company’s 2000 Stock Option and Incentive Award Plan (the “2000 Plan”) which expired on March 28, 2010, provides the Company with broad discretion to fashion the terms of awards to provide eligible participants with such stock-based incentives as we deem appropriate. It permits the issuance of awards in a variety of forms, including non-qualified stock options and incentive stock options, stock appreciation rights, stock awards, restricted stock awards and performance shares. Vesting terms for equity incentive awards are determined on a case by case basis.

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Severance and Change of Control Arrangements. As discussed in more detail in the “Employment Agreements with Named Executive Officers” and “Potential Payments Upon Termination or Change in Control” sections below, the Named Executive Officers may be entitled to certain benefits upon the termination of their respective employment or change in control agreements.

Other Compensation. The Named Executive Officers currently are entitled to participate in the Company’s group medical, vision and dental coverage, group life insurance and group long-term disability insurance plans and in our 401(k) plan to the same extent that the Company’s employees are entitled to participate. In addition, Named Executive Officers can participate in a deferred compensation plan with respect to which Innotrac may provide matching contributions. All Company matches permitted under the executive deferred compensation plan have been suspended.

A summary of certain other material terms of the Company’s compensation plans and arrangements is set forth below.

Employment Agreements with Named Executive Officers

Scott D. Dorfman. Mr. Dorfman entered into a new agreement to serve as Innotrac’s Chairman of the Board, President and Chief Executive Officer on April 16, 2007. The initial term of the new agreement expired on December 31, 2009 and automatically extends until each December 31st thereafter, unless either the Company or Mr. Dorfman provides written notice of non-renewal to the other party no later than the September 30th prior to the upcoming December 31st expiration date. Mr. Dorfman is entitled to a salary of no less than $425,000 per year and is eligible for annual increases and a performance-based bonus. He may participate in such benefit plans as Innotrac maintains from time to time for senior executives, and receives customary perquisites.

Mr. Dorfman’s employment agreement may be terminated by either party if he dies or becomes disabled, by Innotrac for “good cause” (as defined in the agreement) or for any reason by either party upon 90 days’ notice. If the Company terminates Mr. Dorfman’s employment without “good cause”, he is entitled to receive a pro rata portion of his bonus for the year in which the termination occurs, based upon the year to date financials and performance of the Company and assuming performance at the target level for any individual performance criteria. If the Company terminates Mr. Dorfman’s employment other than for “good cause” or due to his death or total disability, he is entitled to receive severance pay equal to his base salary for six months following such termination, and all unvested Company stock options will immediately become fully vested and exercisable upon such termination. If Mr. Dorfman’s employment is terminated by the Company for “good cause”, all unvested Company stock options will be forfeited as of the termination date.

Mr. Dorfman’s employment agreement also provides for Mr. Dorfman to receive certain benefits if his employment is terminated within 18 months following the date of a “Change in Control.” The agreement defines a “Change in Control” as any of the following: (i) the acquisition (other than from the Company) by any person of beneficial ownership of 50% or more of the combined voting power of the Company’s then outstanding voting securities; (ii) consummation of (1) a merger or consolidation involving the Company if the shareholders of the Company, immediately before such merger or consolidation do not, as a result of such merger or consolidation, own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the corporation resulting from such merger or consolidation in substantially the same proportion as their ownership of the combined voting power of the voting securities of the Employer outstanding immediately before such merger or consolidation, or (2) a complete liquidation or dissolution of the Company, or (3) an agreement for the sale or other disposition of all or substantially all of the assets of the Company; (iii) a change in the composition of the Company’s Board such that the individuals who, as of the date of the agreement, constitute the board cease for any reason to constitute at least a majority of the board; (iv) the occurrence of any other event or circumstance which is not covered by (i) through (iii) above which the board determines affects control of the Company and adopts a resolution that such event or circumstance constitutes a Change in Control for the purposes of the agreement. The Agreement also defines “good reason” for which Mr. Dorfman may resign following a change of control as: (i) the assignment to Mr. Dorfman of any duties inconsistent with his title and status, or a substantial adverse alteration in the nature or status of his responsibilities at the Company from those in effect immediately prior to the Change in Control; (ii) a substantial reduction by the Company in Mr. Dorfman’s base salary; (iii) the relocation of Mr. Dorfman’s principal office to a place more than 50 miles from Atlanta, Georgia; (iv) the failure by the Company to

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continue in effect any compensation or benefit plan or program in which Mr. Dorfman participates immediately prior to the change in control, which is material to Mr. Dorfman’s total compensation, unless an equitable arrangement has been made with respect to such plan, or the failure by the Company to continue Mr. Dorfman’s participation in such plan on a basis not materially less favorable.

If there is a Change in Control of the Company and Mr. Dorfman’s employment is terminated by the Company other than for “good cause” or due to his death or total disability or by Mr. Dorfman for “good reason” within 18 months following the date of the Change in Control, then, in addition to any accrued salary payable, but in lieu of the above-described severance payments, Mr. Dorfman is entitled to receive severance payments in the amount of his salary as then in effect for a period of 18 months from his date of termination, and all outstanding Company stock options will become fully vested on the date of termination. If Mr. Dorfman terminates his employment within 18 months following the date of the Change in Control other than for “good reason”, he will be entitled to receive the same compensation and benefits described immediately above, but with a severance period of 12 months rather than 18 months.

Mr. Dorfman is subject to customary confidentiality, noncompetition and nonsolicitation covenants during the term of his employment and for an additional period following his termination. The post-termination noncompetition and nonsolicitation period is 12 months.

All payments and benefits under the employment agreement are subject to compliance with the requirements of Section 409A of the Internal Revenue Code.

Robert J. Toner and Larry C. Hanger. Messrs. Toner and Hanger each have employment agreements with the Company which provide that they will serve in their respective positions and have minimum salaries materially the same as they received in 2011 and as presented in the compensation chart above. These agreements expire on December 31, 2015 and automatically extend to the next December 31st thereafter, unless either the Company or the executive provides written notice of non-renewal to the other party no later than the September 30th prior to the upcoming December 31st expiration date. Each executive is eligible for annual increases and a performance-based bonus. The other provisions of these executive’s employment agreements are similar to those described above with respect to Mr. Dorfman’s employment agreement, with the following exceptions: (1) the severance payments to which these executives are entitled upon termination by the Company other than for “good cause” or due to his death or total disability is equal to six months of salary, and (2) the post-termination noncompetition and nonsolicitation period will be 12 months.

2000 Stock Option and Incentive Award Plan and the Innotrac 2010 Stock Award Plan

The Company’s shareholder-approved 2000 Stock Option and Incentive Award Plan expired on March 28, 2010. On March 29, 2010 the Board approved and on June 2, 2010, the Company’s shareholders ratified the 2010 Plan replacing the 2000 Plan. The 2010 Plan is a flexible plan that provides the Compensation Committee with broad discretion to fashion the terms of awards to provide eligible participants with such equity-based incentives as the Committee deems appropriate. It permits the issuance of awards in a variety of forms, including non-qualified stock options and incentive stock options, stock appreciation rights, stock awards, restricted stock awards and performance shares.

Benefits

The Named Executive Officers also participate, on a voluntary basis, in Innotrac’s regular employee benefit programs, including group medical, vision and dental coverage, group life insurance and group long-term disability insurance and in Innotrac’s 401(k) plan. In addition, Named Executive Officers can participate in a deferred compensation plan with respect to which Innotrac may provide matching contributions. All Company matches permitted under the executive deferred compensation plan have been suspended.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of stock options and stock awards by the Named Executive Officers, including both unexercised and unvested awards. The market value of the stock awards

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is based upon the closing market price for the Company’s Common Stock as of December 31, 2012, the last trading day in 2012, which was $3.05.

Stock Awards				Option Awards
Name	Stock Award Date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date
Scott D. Dorfman	08/31/2012 06/09/2011 03/29/2010	50,000(1) 150,000(2) 50,000(3)	$152,500 $457,500 $152,500	—	—	—	—

Robert J. Toner	08/31/2012 06/09/2011 03/29/2010	25,000(1) 25,000(2) 50,000(3)	$ 76,250 $ 76,250 $152,500	08/15/2005	50,000	$4.56	08/15/2015
	04/16/2007	88,652(4)	$270,389

Larry C. Hanger	08/31/2013 06/09/2011 03/29/2010	10,000(1) 25,000(2) 25,000(3)	$ 30,500 $ 76,250 $ 76,250	08/15/2005	50,000	$4.56	08/15/2015
	04/16/2007	88,652(4)	$270,389

(1)	On August 31, 2012, 50,000 shares of restricted shares were issued to Mr. Dorfman, 25,000 restricted shares were to Mr. Toner and 10,000 restricted shares were issued to Mr. Hanger under the terms provided in the 2010 Plan. The market price of our stock on the date of issuance of the restricted shares was $1.50 and they vest in equal amounts on the 7th, 8th, 9th and 10th anniversary dates of their issuance, subject to accelerated vesting in the event of a change in control of the Company.
(2)	On June 10, 2011, 150,000 restricted shares were issued to Mr. Dorfman and 25,000 restricted shares were issued to each of Messrs. Toner and Hanger under the terms provided in the 2010 Plan. The market price of our stock on the date of issuance of the restricted shares was $1.70 and they vest in equal amounts on the 7th, 8th, 9th and 10th anniversary dates of their issuance, subject to accelerated vesting in the event of a change in control of the Company
(3)	On March 29, 2010, 50,000 restricted shares were issued to each of Messrs. Dorfman and Toner and 25,000 restricted shares were issued to Mr. Hanger under the terms provided in the 2010 Plan. The market price of our stock on the date of issuance of the restricted shares was $1.64 and they vest in equal amounts on the 7th, 8th, 9th and 10th anniversary dates of their issuance, subject to accelerated vesting in the event of a change in control of the Company.
(4)	On April 16, 2007, 88,652 restricted shares were issued to each of Messrs. Toner and Hanger under the terms provided in the Executive Retention Plan. The Executive Retention Plan was subsequently terminated in early 2010, however the restricted shares remain issued. The market price of our stock on the date of issuance of the restricted shares was $2.82 and they vest in equal amounts on the 7th, 8th, 9th and 10th anniversary dates of their issuance, subject to accelerated vesting in the event of a change in control of the Company.
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Potential Payments Upon Termination or Change in Control

The Company is party to employment agreements with certain of its Named Executive Officers. These employment agreements address, among other things, compensation and benefits that would be paid to the Named Executive Officers in the event that his employment is terminated for different reasons, including termination for cause or without cause, and termination in connection with a change in control. See above under the headings “Employment Agreements with Named Executive Officers” for a complete discussion of the terms of these employment agreements.

In addition, the Company’s equity-based incentive plan and the award agreements under that plan, as modified by the employment agreements discussed above, call for compensation to be provided and vesting to be accelerated under certain circumstances in connection with the termination of a Named Executive Officer’s employment or a change in control of the Company.

Non-Employee Director Compensation

The current compensation program for the Company’s non-employee directors is designed to pay directors for work required for a company of Innotrac’s size and scope and to align the directors’ interests with the long-term interests of Company’s shareholders.

Non-employee directors receive annual compensation of $20,000 as compensation for service on the Board. Beginning in June, 2011, non-employee directors receive an annual grant, providing they served as a member in good standing for the full year prior to the annual grant, of 10,000 restricted shares. The vesting period of the annual grant is 1/3rd (3,333 shares) at grant date, 1/3rd (3,333 shares) on the 1st anniversary of the grant date and the final 3,334 shares on the 2nd anniversary of the grant date provided the director served as a member in good standing for the full year prior to the 1st and 2nd anniversary the annual grant, and subject to accelerated vesting in the event of a change in control of the Company. Additionally, each non-employee director receives a cash payment of $250 for each Board meeting that he attends and a cash payment of $100 for each committee meeting that he attends.

The members of the Board who are employees of the Company do not receive additional compensation for Board or committee service.

The following table provides information on compensation paid to non-employee directors in 2012.

Name	Grant of Restricted Shares (5)	Fees Earned or Paid in Cash	Total
Bruce V. Benator (1)	$ 15,000	$ 21,950	$ 36,950
Thomas J. Marano (2)	$ 15,000	$ 21,950	$ 36,950
Joel E. Marks (3)	$ 15,000	$ 21,950	$ 36,950
James W. Childs (4)	$ 15,000	$ 19,100	$ 34,100

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(1)	Member of the Nominating/Governance Committee of the Board.
(2)	Member of the Audit and Nominating/Governance Committees of the Board.
(3)	Member of the Audit, Compensation and Nominating Governance Committees of the Board.
(4)	Member of the Audit and Compensation Committees of the Board.
(5)	Each Director received a Grant of 10,000 restricted shares of stock on August 31, 2012 at a market value of $1.50 per share. The restricted shares vest at a rate of 1/4th on each of the 7th, 8th, 9th and 10th anniversaries of the grant date (or earlier upon a change in control), unless the Director’s service with the Company terminates other than the removal of the Director for cause prior to all shares vesting, in which case shares vest 1/3rd on the grant date and 1/3rd on each of the 1st and 2nd anniversaries of the grant date.
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Compensation Committee Interlocks and Insider Participation

During 2012, the Compensation Committee was comprised of Messrs. Childs and Marks, both of whom were non-employee, independent directors. No interlocking relationship exists between our Board, Compensation Committee or executive officers and the board of directors, compensation committee or executive officers of another company.

RELATED PERSON TRANSACTIONS

Policy on Related Person Transactions

The Company recognizes that transactions between the Company or its subsidiaries and any of its directors or executive officers can present potential or actual conflicts of interest. Accordingly, as a general matter it is the Company’s preference to avoid such transactions. Nevertheless, the Company recognizes that there are circumstances where such transactions may be in, or not inconsistent with, the best interests of the Company. Therefore, the Company has adopted a formal policy that requires the Company’s Audit Committee to review and, if appropriate, approve or ratify any such transactions. Pursuant to the policy, the Committee will review any transaction in which the Company is or will be a participant, and in which any of the Company’s directors, executive officers or 5% shareholders had, has or will have a direct or indirect material interest. After its review, the Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders.

Certain Related Person Transactions

The Company leases a single engine aircraft from a company wholly-owned by its Chairman and Chief Executive Officer. The Company pays a pro-rated amount of the maintenance, insurance, taxes, fuel and other expenses associated with the aircraft based on Innotrac’s business use of the aircraft, which was approximately 86% for both 2012 and 2011. This allocation is reviewed by the Audit Committee annually. Innotrac paid approximately $224,000 for Innotrac’s use of the aircraft in 2012 and $201,000 for its use of the aircraft in 2011. In August 2012, the Company made $367,000 in improvements to the aircraft which will be depreciated over the ten year term of the lease. Under the terms of the airplane lease between the Company and the Chairman and Chief Executive Officer, i) should the airplane not be made available for use as required by the Company, the Chief Executive Officer will reimburse the Company for the undepreciated portion of the improvements, and ii) if the Company should cancel the lease of the aircraft before its contract term ending in August 2022, the Company would not require the Chief Executive to reimburse the Company for the undepreciated portion of the improvements.

As of December 31, 2012, IPOF Fund, L.P. and its affiliates (the “IPOF Group”) held approximately 32.9% of the outstanding common stock of the Company. Pursuant to an order dated November 21, 2005, the United States District Court in Cleveland, Ohio has appointed a receiver to identify and administer the assets of the IPOF Fund, L.P. and its general partner, Mr. David Dadante. Based on information from the receiver, the Company understands that the Fund and Mr. Dadante own 4,321,771 shares of common stock of the Company, representing approximately 32.9% of the total shares outstanding, all of which are held as collateral in margin accounts maintained at several financial institutions. On February 23, 2011, the court extended a previous order prohibiting the financial institutions holding Company stock owned by the IPOF Fund and Mr. Dadante in margin accounts from selling any of these shares for an indefinite period. The court has permitted open market sales by the receiver as he may in his sole discretion determine to be consistent with his duty to maximize the value of the assets of IPOF Fund, and as warranted by market conditions. The receiver has indicated to the Company that he does not intend to direct any open market sales during this period except in circumstances in which he believes that there would be no material adverse impact on the market price for the Company’s shares. Nevertheless, as long as these shares are held in margin accounts where the lenders desire to liquidate the positions, there will be significant downward pressure on the market price of our common stock because the market is concerned that these shares may be sold in a manner that causes the price of our common stock to decline precipitously. This concern is ameliorated to some degree by the indefinite prohibition by the court on sales of our shares by financial institutions that hold the shares in

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margin accounts. The Company continues to engage in discussions from time to time with the receiver in an effort to cause the shares to be sold in a manner that causes as little disruption to the market for Company stock as possible. If the court were to issue a new order discontinuing this prohibition before the shares have been sold in such a transaction, then the financial institutions might foreclose on some or all of these shares and sell them into the market, which could have an extremely negative impact on the market price for our common stock.

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